Exhibit 1

1.	MagyarCom Holding GmbH	CO
2.	Deutsche Telekom AG	CO

The ÁPV reduced its holdings in MATÁV to less than five percent of the Shares in 1999 through an offering of the Shares and American Depositary Shares representing the Shares which was registered with the U.S. Securities and Exchange Commission on Form F-3 (File No. 333-10362).  The ÁPV subsequently disposed of its remaining holdings of Shares.  As a result, the ÁPV should not be considered a member of a group with MagyarCom, DT and the Minister pursuant to Section 13(d)(3) of the Exchange Act.